Exhibit 99.1

Guardforce AI to Present at the H.C. Wainwright 26th Annual Global Investment Conference on September 10th

NEW YORK, NY / August 29, 2024 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated security, AI and Robot-as-a-Service (RaaS) provider, today announced that management will participate in the H.C. Wainwright 26th Annual Global Investment Conference being held September 9th – 11, 2024 at the Lotte New York Palace Hotel in New York City.

Lei (Olivia) Wang, Chairwoman and Chief Executive Officer of Guardforce AI, is scheduled to present at 3:00 p.m. Eastern Time on Tuesday, September 10th. The presentation will be webcast live and available at https://journey.ct.events/view/21b7090a-c80a-4260-8718-a8d50b1394b9 as well as on the Company’s investor relations section of the website at https://ir.guardforceai.com/news-events/company-events/.

Management will be participating in one-on-one meetings with investors throughout the conference in New York City. To request a meeting, please contact gfai@crescendo-ir.com.

About Guardforce AI Co., Ltd.

Guardforce AI Co., Limited (NASDAQ: GFAI/GFAIW) is an integrated solution provider, specializing in security solutions, and focusing on implementing AI and robotics solutions to improve business operational efficiency and sales and marketing process, especially for the retail and travel industry in the Asia Pacific. Drawing upon 42 years’ operational experience, established premiere long-term customer base, and sales channels, Guardforce AI has built a robust foundation towards the next level of elevating tailored AI solutions and expanding globally. For more information, visit www.guardforceai.com,Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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